UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Top Ships, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Y8897Y305

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

Copy to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue, New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,682,774 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,682,774 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,774 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.08%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 8 pages

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,682,774 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,682,774 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,774 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.08%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 8 pages

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,873,365 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,873,365 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,873,365 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.34%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 8 pages

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,132,709 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,132,709 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,132,709 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.22%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 8 pages

This Amendment No. 5 to Schedule 13D further amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on May 12, 2008, as amended by Amendment No. 1 thereto filed with the Commission on May 23, 2008, Amendment No. 2 thereto filed with the Commission on December 8, 2008, Amendment No. 3 on January 16, 2009 and Amendment No. 4 on June 30, 2009 (as amended through Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding thereto the following information:

Pursuant to an internal reorganization that was effective as of June 30, 2009, QVT Fund LP (“QVT Fund”), which is one of the Funds, entered into participation agreements with QVT Overseas Holdings Ltd. and QVT Associates II Holdings Ltd. (collectively, the “Participants”) in exchange for interests in those two entities. Following the establishment of the participation agreements with the Participants, QVT Fund distributed certain interests in the Participants to former and continuing indirect investors (the “Indirect Investors”) in QVT Fund such that the interests in the Participants are owned by QVT Fund and such Indirect Investors. Pursuant to such participation agreements, QVT Fund retains the shares of Common Stock held by it and its “long” interests in the cash settled equity swaps with respect to the Common Stock to which it is a party (the “Equity Swaps”), but the Participants are entitled to the economic benefits, and are subject to the economic risks, of owning shares of Common Stock and being “long” on Equity Swaps held by QVT Fund (1,549,273 shares of Common Stock and 726,317 notional shares of Common Stock under Equity Swaps in the case of QVT Overseas Holdings Ltd. and 324,092 shares of Common Stock and 151,938 notional shares of Common Stock under Equity Swaps in the case of QVT Associates II Holdings Ltd.) at a purchase price of $2.03 per share. Such participation agreements do not confer on the Participants any rights or powers with respect to any shares of Common Stock or change the number of shares of Common Stock beneficially owned by any of the Reporting Persons or by any person referred to in General Instruction C to Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2009

QVT FINANCIAL LP		QVT ASSOCIATES GP LLC

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT FUND LP

		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 7 of 8 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: July 9, 2009

QVT FINANCIAL LP		QVT ASSOCIATES GP LLC

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT FUND LP

		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 8 of 8 pages